September 25, 2018

Adam Ratner
Vice President, General Counsel and Secretary
New York & Company, Inc.
330 West 34th Street, 9th Floor
New York, New York 10001

       Re: New York & Company, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed September 19, 2018
           File No. 333-226798

Dear Mr. Ratner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2018 letter.

Amendment No. 1 to Form S-3

Selling Stockholders, page 4

1. We note your response to comment 1. Please revise the filing to describe the underlying transactions regarding how IPC/NYCG LLC acquired its shares. For example, if true, please include in this section the disclosure in the penultimate sentence in footnote (14) on page 19 of the company's definitive proxy statement filed on May 2, 2018. In addition, please add back the penultimate sentence in the first paragraph that you deleted regarding how the additional selling stockholders as a group acquired their shares.
 Adam Ratner
New York & Company, Inc.
September 25, 2018
Page 2
Legal Opinion, page II-5

2. Please have counsel revise the legal opinion to refer to the total number of shares now being offered by the company and the selling stockholders.
       Please contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                           Sincerely,

FirstName LastNameAdam Ratner                              Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameNew York & Company, Inc.
                                                           Mining
September 25, 2018 Page 2
cc:       Christian O. Nagler
FirstName LastName